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                              [MWE LETTERHEAD]

                                May 15, 2006

VIA EDGAR, FACSIMILE AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549

Attention: H. Christopher Owings

         Re:   Kellwood Company
               Post-Effective Amendment No. 2 to Registration Statement on Form S-3 on Form S-1
               Filed April 20, 2006
               File No.  333-124336

               Form 10-K for Fiscal Year Ended January 28, 2006
               Filed March 17, 2006
               File No. 1-07340

Dear Mr. Owings:

         On April 20, 2006, Kellwood Company (the "Company") filed a Post-Effective Amendment No. 2 to Registration Statement on Form S-3 on Form S-1 ("Form S-1") with the Securities and Exchange Commission (the "Commission"), and on May 3, 2006, the staff of the Commission (the "Staff") responded to the filing with its comments in a letter (the "Letter"). The purpose of this response letter is to address, on behalf of the Company, the Staff's comments related to the Form S-1 and the Company's Form 10-K for the fiscal year ended January 28, 2006 (the "Form 10-K") in its Letter. For your convenience, each of the Staff's comments with respect to Form S-1 and Form 10-K has been reproduced, followed by the Company's response to such comment.

POST-EFFECTIVE AMENDMENT TO FORM S-3 ON FORM S-1
------------------------------------------------

COMMENT NO. 1

1. Please disclose the full undertakings in Item 512(a)(5) of Regulation S-K, as applicable. See SEC Release 33-8591 (July 19,
         2005) and Securities Offering Reform Transition Questions and Answers located on our website at www.sec.gov.


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H. Christopher Owings
Securities and Exchange Commission
May 15, 2006
Page 2 of 3


         RESPONSE: In response to the Staff's comment, the Company has amended the Form S-1 to include the full undertakings in
         Item 512(a)(5) of Regulation S-K.

FORM 10-K FOR THE FISCAL YEAR ENDED JANUARY 28, 2006
----------------------------------------------------

COMMENT NO. 2

2. We note your disclosure that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective "[t]o ensure that information required to be disclosed in the reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms." As you have included a portion of the definition of disclosure controls and procedures with your effectiveness conclusion, you must include the entire definition. Please confirm that in future filings, you will revise to disclose, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

         RESPONSE: The Company confirms that in future filings it will revise its disclosure, if true, to state that its disclosure controls and procedures are also effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

COMMENT 3

3. We note your disclosure that "[o]ther than noted above, there were no changes in the Company's internal control over financial reporting during the quarter ended January 28, 2006 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting." Please confirm that in future filings, you will revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during this quarter that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

         RESPONSE: The Company confirms that in future filings it will revise to state clearly, if correct, that there no changes in its internal control over financial reporting that occurred during the quarter that have materially affected, or are reasonably likely to affect, its internal control over financial reporting.



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H. Christopher Owings
Securities and Exchange Commission
May 15, 2006
Page 3 of 3

COMMENT 4

4. Please note that the exact wording of the 302 certification provided in Item 60l(b)(31) of Regulation S-K is required. In this regard, we note that you use the term "annual report" instead of "report" in paragraphs 2, 3 and 4(a) of the certification. Please confirm that in future filings, you will revise accordingly.

         RESPONSE: The Company confirms that in future filings it will use the exact wording of the Section 302 certification provided in Item 601(b)(31) of Regulation S-K. In this regard, the Company will use the term "report" rather than "annual report" in paragraphs 2, 3 and 4(a) of the certification.

         If you have any question regarding the foregoing, please call the undersigned at (312) 984-7582.

                                 Sincerely,

                                 /s/ Robert A. Schreck, Jr. Esq.

                                 Robert A. Schreck, Jr. Esq.